                                                Filed Pursuant to Rule 424(b)(?)
                                                Registation File No. ___________


     THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. NEITHER THIS PRELIMINARY PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 22, 1997

                                1,800,000 SHARES

                        SOUTHTRUST CORPORATION (LOGO)

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                             ---------------------
     The Common Stock of SouthTrust Corporation (the "Corporation") is quoted on the Nasdaq National Market ("Nasdaq") under the symbol SOTR. On January 21, 1997, the last reported sale price of the Common Stock of the Corporation on Nasdaq was $36.625 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF SOUTHTRUST CORPORATION,
   ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                                   PRINCIPAL.

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                              PRICE TO        UNDERWRITING    PROCEEDS TO THE
                                               PUBLIC         DISCOUNT(1)      CORPORATION(2)
-----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
-----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) The Corporation has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Corporation estimated at $       .
(3) The Corporation has granted the Underwriters an option to purchase up to an additional 270,000 shares of Common Stock to cover over-allotments. If all of such shares are purchased, the total Price to Public, Underwriting
     Discount and Proceeds to the Corporation will be $               ,
     $            and $            , respectively. See "Underwriting."

                             ---------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about             , 1997.

                             ---------------------
MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                                                       DEAN WITTER REYNOLDS INC.

                             ---------------------
         The date of this Prospectus Supplement is             , 1997.

     The following map sets forth the banking offices of the Corporation's bank subsidiaries as of December 31, 1996:

 Map of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee listing total banking offices in such states.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET, ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6 AND 10b-7 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             SOUTHTRUST CORPORATION

     SouthTrust Corporation (the "Corporation"), a multi-bank holding company headquartered in Birmingham, Alabama, engages in a full range of banking services from 511 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The Corporation also offers a range of other services, including mortgage banking services, data processing services and securities brokerage services. As of December 31, 1996, the Corporation had consolidated total assets of $26.2 billion, which ranked it as the largest bank holding company headquartered in Alabama. The largest bank subsidiary of the Corporation is SouthTrust Bank of Alabama, N.A., the oldest predecessor of which was incorporated in 1887, and which had approximately $13.1 billion in total assets as of December 31, 1996.

     The Corporation has pursued a strategy of acquiring banks and financial institutions throughout the major growth areas of Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The purpose of this expansion is to give the Corporation business development opportunities in metropolitan markets with favorable prospects for population and per capita income growth. As a result of this strategy, the total assets of the Corporation outside of Alabama have grown to approximately $13.1 billion or 50% of total assets as of December 31, 1996.

     During 1996, the Corporation effected acquisitions of nine financial institutions, with total assets aggregating approximately $1.7 billion, and as of the date of this Prospectus Supplement, the Corporation has executed definitive agreements relating to the acquisition of two financial institutions in Florida, with total assets aggregating approximately $298.1 million. In the normal course of its business, the Corporation seeks out and receives inquiries from financial institutions regarding the possible acquisition of such institutions. The Corporation routinely evaluates these opportunities. Thus, at any point in time, the number of acquisition opportunities that may be available to the Corporation, as well as the stage of development of such activity, is subject to change.

                                USE OF PROCEEDS

     The Corporation intends to use the net proceeds from the sale of the shares of Common Stock offered hereby (the "Offering") primarily for general corporate and working capital purposes, including funding investments in, or extensions of credit to, its banking and nonbanking subsidiaries, and depending on market conditions, the type of acquisition opportunities presented to the Corporation and other factors, some portion of such net proceeds may be used to fund the acquisition of other financial institutions. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The precise amounts and the timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries as well as the availability of other funds.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of the Corporation and its subsidiaries as of December 31, 1996 and as adjusted at that date to give effect to the issuance by the Corporation of the 1,800,000 shares of Common Stock offered hereby and the related expenses:

                                                                      DECEMBER 31, 1996
                                                                  --------------------------
                                                                    ACTUAL       AS ADJUSTED
                                                                  ----------     -----------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
    LONG-TERM DEBT
    Subordinated:
      8 5/8% Subordinated Notes due May 15, 2004................  $  100,000     $   100,000
      7% Debentures, due May 15, 2003...........................     100,000         100,000
      7 5/8% Subordinated Notes due May 1, 2004.................     100,000         100,000
      9.95% Subordinated Capital Notes due June 1, 1999.........      75,000          75,000
      7.74% Subordinated Notes due May 15, 2025.................      50,000          50,000
      7.69% Subordinated Notes due May 15, 2025.................     100,000         100,000
      7.00% Subordinated Notes due November 15, 2008............     200,000         200,000
                                                                  ----------      ----------
      Total subordinated........................................     725,000         725,000
    Other:
      Federal Home Loan Bank Advances...........................   1,744,159       1,744,159
      Bank Notes................................................     250,000         250,000
      Other.....................................................       8,243           8,243
                                                                  ----------      ----------
      Total other...............................................   2,002,402       2,002,402
                                                                  ----------      ----------
              Total long-term debt..............................   2,727,402       2,727,402
                                                                  ----------      ----------
    STOCKHOLDERS' EQUITY
      Common Stock, par value $2.50 per share; 300,000,000
         shares authorized; 96,783,114 shares issued and
         98,583,114 issued as adjusted..........................     241,958         246,458
      Capital surplus...........................................     410,642
      Retained earnings.........................................   1,100,170       1,100,170
      Unrealized loss on securities available for sale..........      (7,520)         (7,520)
      Treasury stock at cost (644,308 shares)...................     (10,358)        (10,358)
                                                                  ----------      ----------
              Total stockholders' equity........................   1,734,892
                                                                  ----------      ----------
              Total long-term debt and stockholders' equity.....  $4,462,294     $
                                                                  ==========      ==========

                           MARKET PRICE AND DIVIDENDS

     The Common Stock of the Corporation is quoted on Nasdaq under the symbol SOTR. As of November 22, 1996, the Corporation had approximately 14,600 holders of record of its Common Stock. The following table sets forth the high and the low last sale price per share of Common Stock as reported by Nasdaq and the per share dividends declared by the Corporation for the quarters indicated. On January 21, 1997, the last reported sale price of the Common Stock as reported by Nasdaq was $36.625.

                                                                     PRICE*            PER SHARE
                                                                 ---------------       DIVIDENDS
                                                                 HIGH       LOW        DECLARED
                                                                 ----       ----       ---------
1995:
  First Quarter................................................  $21 3/8    $18 3/8      $0.20
  Second Quarter...............................................   23 1/8     20 7/8       0.20
  Third Quarter................................................   27 1/8     23 9/16      0.20
  Fourth Quarter...............................................   25 7/8     24 1/2       0.20
1996:
  First Quarter................................................   27 7/8     25 1/4       0.22
  Second Quarter...............................................   28 1/2     26 7/8       0.22
  Third Quarter................................................   31 3/4     26 1/2       0.22
  Fourth Quarter...............................................   36 1/8     30 7/8       0.22
1997:
  First Quarter (through January 21, 1997).....................   37 1/8     34 1/2       0.25

---------------

* The information listed above was obtained from the National Association of Securities Dealers, Inc., and reflects interdealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

     Dividends paid by the Corporation on its Common Stock are at the discretion of the Board of Directors and are affected by certain legal restrictions on the payment of dividends as described below, the Corporation's earnings and financial condition and other relevant factors. The Corporation has increased the dividend paid on its Common Stock for 27 consecutive years. The current policy of the Corporation is to pay dividends on a quarterly basis. Subject to an evaluation of its earnings and financial condition and other factors, including the legal restrictions on the payment of dividends as described below, the Corporation anticipates that it will continue to pay regular quarterly dividends with respect to the Common Stock.

     There are certain limitations on the payment of dividends to the Corporation by its subsidiary banks. The amount of dividends that each subsidiary national bank of the Corporation may declare in one year, without approval of the Office of the Comptroller of the Currency (the "Comptroller"), is the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Under rules promulgated by the Comptroller, the calculation of net profits is more restrictive under certain circumstances. The banking authorities in the states where the Corporation owns state-chartered banks also regulate the payment of dividends by banks organized in such states. Generally speaking, the Corporation's subsidiary state banks may not declare or pay a dividend, without the prior written approval of the applicable banking authority, if the total of all dividends declared by such bank in any calendar year would exceed the total of its net profits, as defined, for that year combined with its retained net profits, as defined, for the preceding two years. Under the foregoing laws and regulations, at December 31, 1996, approximately $412.6 million was available for payment of dividends to the Corporation by its bank subsidiaries.

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the consolidated financial statements of the Corporation. This information should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements of the Corporation and Notes thereto included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 and the financial information included in the Current Report on Form 8-K filed on January 22, 1997 which are incorporated herein by reference.

                                                                      YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                          1996       1995       1994       1993       1992
                                                        --------   --------   --------   --------   --------
                                                        (UNAUDITED)
SUMMARIZED INCOME STATEMENT (IN THOUSANDS):
  Net interest income.................................  $866,026   $693,200   $607,545   $529,808   $445,150
  Provision for loan losses...........................    90,027     61,286     44,984     45,032     43,305
  Non-interest income.................................   254,809    208,664    184,778    174,702    136,683
  Non-interest expense................................   643,298    536,534    485,999    434,951    373,636
  Income tax expense..................................   132,807    105,039     88,338     73,992     50,646
  Net income..........................................   254,703    199,005    173,002    150,535    114,246
PER SHARE DATA:
  Net income..........................................  $   2.69   $   2.36   $   2.15   $   1.94   $   1.66
  Cash dividends declared.............................      0.88       0.80       0.68       0.60       0.52
  Stockholders' equity at period end..................     18.05      16.28      13.94      13.25      11.55
END OF PERIOD TOTALS (IN MILLIONS):
  Loans, net of unearned income.......................  $ 19,331   $ 14,655   $ 12,122   $  9,448   $  7,547
  Total securities....................................     4,816      4,200      3,953      3,733      3,756
  Total assets........................................    26,223     20,787     17,632     14,708     12,714
  Deposits............................................    17,306     14,575     12,801     11,515     10,082
  Long-term debt......................................     2,727      1,187        641        470        258
  Stockholders' equity................................     1,735      1,431      1,135      1,052        860
  Common shares outstanding (in thousands)............    96,139     87,904     81,426     79,401     74,477
SELECTED FINANCIAL RATIOS:
  Return on average total assets......................      1.09%      1.05%      1.09%      1.10%      1.04%
  Return on average stockholders' equity..............     15.92      15.79      15.86      15.84      15.66
  Net interest margin -- taxable equivalent...........      4.03       4.01       4.23       4.35       4.61
  Efficiency ratio....................................     56.86      58.57      60.15      60.28      62.19
  Non-interest expense as%  of average total assets...      2.76       2.83       3.05       3.19       3.39
  Nonperforming assets as%  of net loans and other
    real estate
    owned.............................................      0.72       0.83       0.84       1.19       1.69
  Nonperforming loans as%  of net loans...............      0.44       0.52       0.44       0.71       0.96
  Allowance for loan losses as%  of net loans.........      1.40       1.41       1.42       1.43       1.38
  Allowance for loan losses as%  of nonperforming
    loans.............................................    317.57     271.88     324.55     200.70     143.35
  Net charge-offs as%  of average net loans...........      0.28       0.22       0.19       0.29       0.49
  Stockholders' equity to assets......................      6.62       6.88       6.44       7.15       6.77
REGULATORY CAPITAL RATIOS:
  Tier I risk-based capital(1)(2).....................      7.34%      7.76%      7.68%      8.55%      8.67%
  Total risk-based capital(1)(2)......................     11.81      12.21      11.71      12.39      12.18
  Leverage ratio(1)...................................      6.21       6.35       6.10       6.51       6.48

---------------

(1) Calculated under the risk-based and leverage capital guidelines of the Federal Reserve Board applicable to bank holding companies. Under these guidelines, regulatory required minimums are 4% and 8% for Tier I and Total Capital ratios, respectively. The leverage ratio must be maintained at a level generally considered to be in excess of 4% to 5%.
(2) Tier I and total risk-based capital ratios for 1996 are both estimated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the financial statements and the detailed financial information, including the related management's discussion and analysis, contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 and the financial information included in the Current Report on Form 8-K filed on January 22, 1997 which are incorporated in this Prospectus Supplement by reference.

EARNINGS SUMMARY

     For the year ended December 31, 1996, net income was $254.7 million or $2.69 per share, compared to $199.0 million or $2.36 per share in 1995. Net income for the year resulted in returns on average total assets and average stockholders' equity of 1.09% and 15.92%, respectively.

     Net Interest Income. Net interest income is the difference between interest income and interest expense and is the major component of net income of the Corporation.

     Interest yields, net interest margins and net interest spreads are calculated using the underlying earning assets cost basis.

     Net interest income for the year ended December 31, 1996 was $866.0 million, an increase of $172.8 million or 25% from the 1995 level of $693.2 million. During the year, total interest income increased $319.6 million or 22% to $1,804.2 million. These increases are primarily attributable to an increase in loans, net of unearned income, of approximately $4.7 billion at December 31, 1996, as compared to December 31, 1995.

     Total interest expense increased $146.8 million or 19% for the year ended December 31, 1996 to $938.2 million. This increase reflects an increase in the level of average interest-bearing liabilities of 23% to $19,029.1 million during 1996. The average rate paid on interest-bearing liabilities decreased 20 basis points to 4.93% for the year ended December 31, 1996 from December 31, 1995.

     The taxable equivalent net interest margin was 4.03% in 1996 compared to 4.01% in 1995. The taxable equivalent net interest spreads for 1996 and 1995 were 3.40% and 3.36%, respectively. The net interest spread is affected by competitive pressures, Federal Reserve Bank monetary policies and the composition of interest-earning assets and interest-bearing liabilities, including the interest component of the Corporation's funding activity.

     Provision For Loan Losses. The provision for loan losses for the year ended December 31, 1996 was $90.0 million, an increase of $28.7 million over the 1995 level of $61.3 million. This increase was the result of overall growth in the loan portfolio. For the year ended December 31, 1996, net charge-offs totaled $47.7 million or 0.28% of average net loans. During 1995, net charge-offs were $29.5 million or 0.22% of average net loans. The increase in charge-offs was attributable to a limited number of commercial loans rather than pervasive changes in asset quality.

     Non-Interest Income. For the year ended December 31, 1996, total non-interest income increased $46.1 million or 22% to $254.8 million. During the period, service charges on deposit accounts increased $15.9 million or 17% to $109.2 million. Mortgage banking fees were $42.1 million, an increase of $10.4 million or 33% from 1995. Trust fees increased 17% to $21.9 million, bank card fees increased $3.8 million or 20% to $22.7 million, other fee income increased $3.1 million or 9% to $36.8 million, and other non-interest income increased 79% to $22.0 million.

     There were no significant non-recurring non-interest income items during 1996 or 1995.

     Non-Interest Expense. Total non-interest expense for the year ended December 31, 1996 was $643.3 million, an increase of $106.8 million or 20% over 1995. The ratio of non-interest expense to average total assets for 1996 was 2.76% compared to 2.83% in 1995.

     Salaries and employee benefits accounted for the largest portion of total non-interest expense as well as the largest portion of the increase. Salaries and employee benefits expense increased $50.1 million or 18% to $331.6 million for 1996. The number of full time equivalent employees increased approximately 17% from year end 1995 to approximately 9,100 at December 31, 1996. Net occupancy expense increased $5.9 million or

14% for the year, primarily as a result of the growth in the number of banking offices to 511 in 1996 from 447 at December 31, 1995. Equipment expense increased $6.4 million or 21% to $37.3 million for the period. All other non-interest expense items totaled $225.0 million for the year, reflecting an increase of 25% over 1995. Included in other expenses during 1996 were deposit insurance expenses totaling $20.5 million, which included a special assessment of $14.0 million related to recapitalization of the Savings Association Insurance Fund. There were no other significant non-recurring non-interest expense items recorded in 1996 or 1995.

     Income tax expense for 1996 was $132.8 million or an effective rate of 34.3% in 1996 compared to $105.0 million or an effective rate of 34.5% in 1995. The statutory federal income tax rate was 35% in 1996 and 1995.

SUMMARY OF FINANCIAL CONDITION

     Total assets at December 31, 1996 were $26.2 billion, representing an increase of $5.4 billion or 26% from December 31, 1995. During 1996, $1.7 billion in assets were added through the acquisition of nine financial institutions. The remaining increase in total assets resulted from internally generated growth. Average total assets for 1996 were $23.3 billion compared to $19.0 billion for 1995.

     Average earning assets for 1996 were $21.8 billion, representing an increase of 24% over the 1995 level of $17.6 billion. Average interest-bearing liabilities during 1996 were $19.0 billion, up 23% over the 1995 level of $15.4 billion.

     Loans. Loans, net of unearned income at December 31, 1996 totaled $19,331.1 million compared to $14,655.2 million at December 31, 1995.

     The following table presents loans by type and percent of total at the end of the periods presented.

                                                                       DECEMBER 31,
                                                        ------------------------------------------
                                                               1996                    1995
                                                        ------------------      ------------------
                                                         AMOUNT        %         AMOUNT        %
                                                        ---------    -----      ---------    -----
                                                                      (IN MILLIONS)
Commercial, financial and agricultural...............   $ 6,847.5     35.2%     $ 5,965.9     40.4%
Real estate construction.............................     1,930.6      9.9        1,245.8      8.4
Commercial real estate
  mortgage...........................................     3,008.9     15.5        2,264.7     15.4
Loans to individuals.................................     2,992.1     15.4        2,059.3     14.0
Residential real estate mortgage.....................     4,687.5     24.0        3,221.4     21.8
                                                        ---------    -----      ---------    -----
                                                         19,466.6    100.0%      14,757.1    100.0%
  Unearned income....................................      (135.5)                 (101.9)
                                                        ---------               ---------
Loans, net of unearned income........................    19,331.1                14,655.2
  Allowance for loan losses..........................      (269.9)                 (206.6)
                                                        ---------               ---------
Net Loans............................................   $19,061.2               $14,448.6
                                                         ========                ========

     Commercial real estate mortgage loans increased $744.2 million from December 31, 1995 to $3,008.9 million, or 15.5% of total loans. Residential real estate mortgage loans at December 31, 1996 were $4,687.5 million or 24.0% of total loans compared to $3,221.4 million or 21.8% at December 31, 1995. Real estate construction loans were $1,930.6 million or 9.9% of total loans, up from $1,245.8 million at December 31, 1995 when such loans accounted for 8.4% of total loans.

     Commercial, financial and agricultural loans at year end 1996 were $6,847.5 million or 35.2% of total loans, compared to $5,965.9 million or 40.4% of total loans at December 31, 1995. This segment is widely diversified and there were no significant industry concentrations.

     Loans to individuals at December 31, 1996 totaled $2,992.1 million or 15.4% of total loans, compared to $2,059.3 million or 14.0% of total loans at December 31, 1995.

     Total unearned income at December 31, 1996 was $135.5 million compared to $101.9 million at December 31, 1995.

     Non-Performing Assets. Non-performing assets at December 31, 1996 were $139.0 million or 0.72% of net loans and other real estate owned, representing an increase of $16.9 million from the December 31, 1995 level of $122.1 million. Included in non-performing assets at year-end 1996 were $82.8 million of loans on non-accrual status, $54.1 million of other real estate owned and other repossessed assets, and $2.1 million of restructured loans. Loans 90 days past due and accruing were $40.4 million at December 31, 1996 compared to $36.3 million at December 31, 1995.

     Allowance for Loan Losses. The allowance for loan losses at December 31, 1996 was $269.9 million or 1.40% of net loans compared to $206.6 million or 1.41% at December 31, 1995. While deterioration of the economy or rising interest rates could have a near-term effect on the Corporation's earnings, management has taken into consideration present and expected economic conditions, the level of risk in the portfolio, the level of non-performing assets, potential problem loans, and delinquencies in assessing the allowance for loan losses and considers the allowance for loan losses to be adequate.

     Investment Securities and Securities Available for Sale. At December 31, 1996, total securities were $4,815.6 million. Investment securities amounted to $1,956.6 million and securities classified as available for sale amounted to $2,859.0 million.

     Investment securities increased 23% from the year-end 1995 level to $1,956.6 million, and included U.S. Treasury securities of $5.8 million, U.S. Government agency securities of $1,237.6 million, collateralized mortgage obligations (CMOs) and other mortgage backed securities of $444.3 million, state, county and municipal securities of $211.7 million and other securities of $57.2 million.

     Securities available for sale included U.S. Treasury securities of $301.9 million, U.S. Government agency securities of $834.5 million, CMOs and other mortgage backed securities of $1,525.1 million, state, county and municipal securities of $5.3 million and other securities of $192.2 million.

     At December 31, 1996, the Corporation's investment portfolio included $981.2 million in CMOs. CMOs present some degree of risk that the mortgages collateralizing them may be prepaid, thereby affecting the yield of the securities and their carrying amounts. Such an occurrence is most likely in periods of declining interest rates when many borrowers refinance their mortgages, creating prepayments on their existing mortgages.

     The Company's investment in structured notes and derivative investment securities is nominal and would not have a significant effect on the Company's net interest margin.

     The carrying amount and approximate fair value of the Corporation's investment securities and securities available for sale at December 31, 1996 and December 31, 1995 are as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------
                                                             1996                       1995
                                                    ----------------------     ----------------------
                                                    AMORTIZED       FAIR       AMORTIZED       FAIR
                                                      COST         VALUE         COST         VALUE
                                                    ---------     --------     ---------     --------
                                                                      (IN MILLIONS)
Investment securities.............................  $1,956.6      $1,979.1     $1,585.6      $1,619.1
Securities available for sale.....................   2,871.0       2,859.0      2,630.4       2,614.8
                                                    --------      --------     --------      --------
  Totals..........................................  $4,827.6      $4,838.1     $4,216.0      $4,233.9
                                                    ========      ========     ========      ========

     Short-Term Investments. Short-term investments at December 31, 1996 totaled $225.5 million, reflecting a decrease of $130.6 million from the December 31, 1995 level of $356.1 million. At December 31, 1996, short-term investments consisted of $12.0 million in federal funds sold, $0.2 million in securities purchased under resale agreements, $4.2 million in time deposits with other banks and $209.1 million in assets held for sale. Assets held for sale consisted of $191.3 million in mortgage loans in the process of being securitized and sold to third party investors and $17.8 million in securities held for trading purposes. Mortgage loans held for sale are carried at the lower of cost or fair value. Trading account securities are carried at fair value with unrealized gains and losses recognized in net income.

     The Corporation's Asset/Liability Management Committee monitors current and future expected economic conditions, as well as the Corporation's liquidity position in determining desired balances of short-term investments and alternative uses of such funds.

     Other Assets. Other assets at December 31, 1996 were $1,217.7 million compared to $1,008.4 million at December 31, 1995. At December 31, 1996, other assets included premises and equipment of $510.0 million, due from customers on acceptances of $26.6 million, other real estate owned and other repossessed assets of $54.1 million, mortgage servicing rights of $23.1 million, other intangible assets of $192.1 million and other non-earning assets of $411.8 million.

     Cash and due from banks was $903.1 million at December 31, 1996, a decrease of $129.4 million from $773.7 million at December 31, 1995.

FUNDING

     The Corporation's funding sources can be divided into three broad categories: deposits, short-term borrowings and long-term debt.

     Deposits. Deposits are the Corporation's primary source of funding. Total deposits at December 31, 1996 were $17,305.5 million up 19% from the December 31, 1995 level of $14,575.1 million. At December 31, 1996, total deposits included interest-bearing deposits of $14,725.1 million and other deposits of $2,580.4 million.

     Core deposits, defined as demand deposits and time deposits less than $100,000, totaled $14,954.3 million or 86.4% of total deposits at December 31, 1996. This compares to core deposits of $12,601.2 million or 86.5% of total deposits at December 31, 1995.

     Short-Term Borrowings. Short-term borrowings at December 31, 1996 were $4,071.0 million and included federal funds purchased of $2,262.8 million, securities sold under agreements to repurchase of $943.1 million and other borrowed funds of $865.1 million. At December 31, 1996, total short-term borrowings were 15.5% of total liabilities and stockholders' equity. This compares to total short-term borrowings of $3,207.4 million or 15.4% of total liabilities and stockholders' equity at December 31, 1995.

     Long-Term Debt. At December 31, 1996, total long-term debt was $2,727.4 million representing an increase of $1,540.1 million from the December 31, 1995 level of $1,187.3 million. During 1996 the Corporation and its subsidiaries issued $1,855.1 million of additional long-term debt including $200.0 million in subordinated debt which matures in 2008, $1,403.3 million of Federal Home Loan Bank advances which mature at various times through 2016, $250.0 million in notes issued by banking subsidiaries that mature at various times through 2006, and $1.8 million of other long-term debt. During the year, repayments of long-term debt totaled $315.0 million.

CAPITAL

     At December 31, 1996, total stockholders' equity was $1,734.9 million or 6.6% of total assets compared to $1,430.9 million or 6.9% at December 31, 1995. During the year net income added $254.7 million to capital. Sales of common stock through the Corporation's Dividend Reinvestment Plan and the employee stock purchase and stock option plans for an aggregate issuance price of $8.6 million resulted in the issuance of 445,513 additional shares. Equity added in business combinations increased equity by $125.3 million. Treasury stock purchases for 149,793 shares reduced equity by $4.1 million. Dividends declared during the year were $0.88 per share and aggregated $82.5 million. The net unrealized loss on securities available for sale decreased $2.1 million from $9.6 million at December 31, 1995 to $7.5 million at December 31, 1996.

     The Corporation is subject to the capital adequacy guidelines adopted by the Federal Reserve Board, which is the regulatory agency that governs bank holding companies. The Corporation's capital ratios and those of subsidiary banks are in excess of these regulatory requirements and management expects that these ratios will continue to be maintained well above the minimum levels required by the regulators.

     At December 31, 1996 the Corporation had an estimated total risk-based capital ratio of 11.81%, consisting of an estimated Tier I capital ratio of 7.34% and estimated supplemental capital elements of 4.47%. The leverage ratio was 6.21%.

COMMITMENTS

     The Corporation's subsidiary banks had standby letters of credit outstanding of approximately $621.8 million at September 30, 1996 and $608.8 million at December 31, 1995. The Corporation's subsidiary banks had outstanding commitments to extend credit of approximately $6,028.5 million at September 30, 1996 and $4,715.9 million at December 31, 1995. The Corporation's policies as to collateral and assumption of credit risk for off-balance sheet commitment are essentially the same as those for extension of credit to its customers. Presently the Corporation has no commitments for significant capital expenditures.

     The Corporation's subsidiaries regularly originate and sell loans, consisting primarily of mortgage loans sold to third party investors, which contain various recourse provisions to the seller. Losses historically realized through the repurchase or other satisfaction of these recourse provisions are insignificant. The total amount of loans outstanding subject to recourse was $1,155.5 million at September 30, 1996 and $1,209.0 million at December 31, 1995. Under terms of the recourse agreements, the Corporation would be required to repurchase certain loans if they become non-performing. All such loans sold had a loan-to-collateral ratio of 80% or less, or mortgage insurance to cover losses up to 80% of the collateral value, at the times the various loans were originated. The underlying collateral to these mortgages are generally 1-4 family residential properties. Potential losses under these recourse agreements are affected by the collateral value of the particular loans involved. Estimates of losses are recognized when the mortgages are sold.

INTEREST RATE RISK MANAGEMENT

     The Corporation's asset/liability strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. To achieve this, the Corporation uses various modeling techniques to simulate interest rate stress on interest-earning assets and interest-bearing liabilities that will reprice during the next year. Important elements of these modeling techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

     In conjunction with the Corporation's asset/liability management strategies, the Corporation utilizes interest rate swap agreements ("Swaps") to hedge certain longer-term liabilities, converting the effective rate paid on the hedged liabilities to a floating rate from a fixed rate. All Swaps employed by the Corporation represent end-user activities designed as hedges and, accordingly, fluctuations in the fair values of such contracts are not included in the results of operations. At December 31, 1996, the contractual maturities of Swaps ranged from March 31, 1997 to November 15, 2008 with aggregated notional amounts of $970 million.

CONTINGENCIES

     Certain of the Company's subsidiaries are defendants in various proceedings arising in the normal course of business. These claims relate to the lending and investment advisory services provided by the Company and include alleged compensatory and punitive damages.

     In addition, subsidiaries of the Company have been named as defendants in suits that allege fraudulent, deceptive or collusive practices in connection with certain financing activities. Some of these suits are filed as class actions. These suits are typical of complaints that have been filed in recent years challenging financial transactions between plaintiffs and various financial institutions. The complaints in such cases frequently seek punitive damages in transactions involving fairly small amounts of actual damages, and in recent years, have resulted in large punitive damage awards to plaintiffs.

     Although it is not possible to determine, with any certainty at this point in time, the potential exposure related to punitive damages in connection with these suits, the Company, in the opinion of management, and based upon consultation with legal counsel, believes that the ultimate resolutions of these proceedings will not have a material adverse effect on the Company's financial statements.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and Dean Witter Reynolds Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Corporation, the respective number of shares of Common Stock set forth below opposite the name of such Underwriter:

                                                                               NUMBER OF
                                   UNDERWRITERS                                 SHARES
     ------------------------------------------------------------------------  ---------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated...............................................
     Credit Suisse First Boston Corporation..................................
     Dean Witter Reynolds Inc................................................
                                                                               ---------
                   Total.....................................................  1,800,000
                                                                                ========

     The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

     The Corporation has granted the Underwriters an option, exercisable for thirty days after the date of this Prospectus Supplement, to purchase up to 270,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock purchased by it in the foregoing table is of the 1,800,000 shares of Common Stock initially offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 1,800,000 shares offered hereby.

     The Representatives have advised the Corporation that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a discount not in excess of $     per
share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Certain of the Underwriters, including certain of the Representatives, have from time to time performed investment banking services for the Corporation for which they received customary fees.

     The Corporation has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into, or exchangeable for, Common Stock, for 90 days from the date of this Prospectus Supplement without the prior written consent of the Representatives. This prohibition does not apply to shares issued by the Corporation in connection with conversion rights in effect as of the date of the Underwriting Agreement, employee benefit or shareholder plans of the Corporation existing on the date of the Underwriting Agreement, or acquisitions by the Corporation.

     The Corporation has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

     The legality of the shares offered hereby will be passed upon for the Corporation by Bradley Arant Rose & White LLP and for the Underwriters by Stroock & Stroock & Lavan. As of December 31, 1996, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 2,025,000 shares of Common Stock of the Corporation.

PROSPECTUS

Dated September 12, 1995

                        SOUTHTRUST CORPORATION (LOGO)

     SouthTrust Corporation (the "Corporation") may offer from time to time up to $300,000,000 of (i) its notes, debentures or other evidences of unsecured indebtedness (the "Debt Securities") in one or more currencies on terms to be determined at the time of sale, (ii) its preferred stock, par value $1.00 per share (the "Preferred Stock") and (iii) its common stock, par value $2.50 per share (the "Common Stock"), in one or more currencies on terms to be determined at the time of sale. The Preferred Stock and Common Stock are collectively referred to as the "Equity Securities," and the Debt Securities and the Equity Securities are collectively referred to as the "Offered Securities." The Debt Securities may be either senior in priority of payment (the "Senior Securities") or subordinated in right of payment (the "Subordinated Securities"). When Offered Securities are sold, a supplement to this Prospectus (the "Prospectus Supplement") will be delivered, which will set forth the amount and terms of the Offered Securities and of the sale. The Offered Securities may be sold for U.S. Dollars, Foreign Currencies or foreign currency units, and the principal of or any interest on the Debt Securities may be payable in U.S. Dollars, Foreign Currencies or foreign currency units.

     When Debt Securities are offered, any applicable Prospectus Supplement will set forth the specific terms such as, where applicable, the specific designation, aggregate principal amount, denominations and currency or currency unit for which the Debt Securities may be purchased, the currency or currency rate in which the principal and any interest is payable, maturity, interest rate (which may be fixed or variable), and time of payment of interest, if any, terms for redemption (which either may be at the option of the Corporation or the holder), terms for sinking fund payments, initial public offering price, names of and principal amounts to be purchased by underwriters and compensation of such underwriters, and information about any listing on a securities exchange of such Debt Securities as are being offered thereby. When Equity Securities are offered, any applicable Prospectus Supplement will set forth, in the case of Preferred Stock, the specifications, such as, where applicable, the specific title and stated value, any dividend and liquidation rights, voting rights and the initial public offering price, and, in the case of Common Stock, the initial public offering price and the aggregate number of shares offered.

     The Debt Securities may be issued in registered or bearer form. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form. Debt Securities in bearer form will be offered and sold only outside the United States to non-U.S. Persons and to foreign branches of certain United States financial institutions. See "Limitations on Issuance of Bearer Securities."

     The Offered Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. The name of any underwriter or agent of the Corporation involved in the sale of Offered Securities will be set forth in any applicable Prospectus Supplement. In addition, the Offered Securities may be sold by the Corporation directly or through agents. Any underwriters, dealers or agents participating in the offering may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

 THE DEBT SECURITIES WILL BE UNSECURED OBLIGATIONS OF THE CORPORATION AND WILL
     NOT BE OBLIGATIONS OF A BANK INSURED BY THE FEDERAL DEPOSIT INSURANCE
                    CORPORATION OR ANY OTHER FEDERAL AGENCY.

               The date of this Prospectus is September 12, 1995.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION WITHIN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT NOR ANY SALES MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO SUCH DATE.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, as well as at the following regional offices of the Commission: The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 upon payment of prescribed rates. In addition, reports, proxy statements, information statements and other information concerning the Corporation may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20096. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Corporation has filed with the Commission under the Securities Act and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Corporation are incorporated, as of their respective filing dates, by reference in this
Prospectus:

          (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994; and

          (b) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

     All reports and definitive proxy or information statements filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Corporation will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents described above, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Written requests should be addressed to Aubrey D. Barnard, SouthTrust Corporation,

SouthTrust Tower, 420 North 20th Street, Birmingham, Alabama 35203. Telephone requests may be directed to Mr. Barnard at (205) 254-5000.

                             SOUTHTRUST CORPORATION

     The Corporation, a multi-bank holding company headquartered in Birmingham, Alabama, was incorporated under the laws of Delaware in 1968 in order to acquire all of the outstanding capital stock of SouthTrust Bank of Alabama, N.A., the oldest predecessor of which was incorporated in 1887. The Corporation engages in a full range of banking services through its 18 bank subsidiaries, which operate from 438 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The Corporation through its bank-related subsidiaries also offers a range of other services, including mortgage banking services, data processing services and securities brokerage services. The largest bank subsidiary of the Corporation is SouthTrust Bank of Alabama, N.A., Birmingham, Alabama, which had approximately $10.7 billion in total assets as of June 30, 1995. Of the Corporation's approximately $19.1 billion in assets as of June 30, 1995 approximately $10.7 billion were in Alabama, approximately $3.9 billion were in Georgia, and approximately $3.4 billion were in Florida.

     As a bank holding company, the Corporation is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Holding Company Act"). As of December 31, 1994, the capital ratios of the Corporation and each banking subsidiary of the Corporation were in excess of the fully phased-in risk-based and leverage capital guidelines of the Federal Reserve Board, the Office of the Comptroller of the Currency (the "Comptroller"), and the Federal Deposit Insurance Corporation (the "FDIC"), as applicable. The various bank and bank-related subsidiaries of the Corporation are subject to regulation and supervision by the state banking authorities of the state in which the subsidiary is organized, the Comptroller, the Federal Reserve Board and/or the FDIC. The amount of dividends that each subsidiary bank of the Corporation may pay is limited by regulation. See "Regulatory Matters." The Corporation has pursued a strategy of acquiring banks and financial institutions throughout the major growth areas of Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The purpose of this expansion is to give the Corporation access to metropolitan markets with favorable prospects for growth of population, per capita income, and business development opportunities. As a result of this strategy, the total assets of the Corporation outside of Alabama have grown to approximately $8.4 billion or 44% of total assets at June 30, 1995.

     Through the first two quarters of 1995, the Corporation effected acquisitions of four financial institutions, with total assets aggregating approximately $494.0 million, and as of the date of this Prospectus, the Corporation has executed letters of intent or definitive agreements relating to the acquisition of three financial institutions, with total assets aggregating approximately $177.2 million. As a routine part of its business, the Corporation evaluates opportunities to acquire bank holding companies, banks and other financial institutions. In addition, in the normal course of its business, the Corporation receives inquiries and solicitations from banks and other financial institutions regarding the possible acquisition of banks and financial institutions. The Corporation routinely reviews and evaluates these inquiries. Thus, at any particular point in time, including the date of this Prospectus, discussions, and, in some cases negotiations and due diligence activities, looking toward or culminating in the execution of preliminary or definitive documents respecting potential acquisitions may occur or be in progress.

     The Corporation's headquarters are located at 420 North 20th Street, Birmingham, Alabama 35203 and its telephone number is (205) 254-5000.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges for each of the periods indicated:

                                                                                      SIX MONTHS
                                                                                         ENDED
                                                     YEAR ENDING DECEMBER 31,          JUNE 30,
                                                 --------------------------------     -----------
                                                 1994   1993   1992   1991   1990     1995   1994
                                                 ----   ----   ----   ----   ----     ----   ----
    EARNINGS TO FIXED CHARGES
    Including Interest on Deposits.............  1.51   1.56   1.42   1.26   1.18     1.38   1.58
    Excluding Interest on Deposits.............  3.02   4.28   4.23   2.87   1.98     2.31   3.68

     For purposes of computing the consolidated ratios, earnings represent net income applicable to Common Stock, plus applicable income taxes and fixed charges. Fixed charges represent interest expense, capitalized interest and amortization of debt expense. The ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios of earnings to fixed charges listed above because no shares of Preferred Stock of the Corporation were outstanding during the periods indicated above.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Offered Securities will be used for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets or liabilities, possible acquisitions of or investments in other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its need at such time or times and in light of prevailing market conditions. If the Corporation elects at the time of issuance of the Offered Securities to make different or more specific use of proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.

                               REGULATORY MATTERS

     The Corporation is a bank holding company within the meaning of the Holding Company Act, and is registered with the Federal Reserve Board. The Corporation's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to the Corporation and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to the Corporation or any nonbanking subsidiary are limited in amount to 10% of the subsidiary bank's capital and surplus and, with respect to the Corporation and all such nonbanking subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts. The Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in nonbanking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     As a bank holding company, the Corporation is required to file with the Federal Reserve Board semi-annual reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board may also make examinations of the Corporation and each of its subsidiaries.

     Various federal and state statutory provisions limit the amount of dividends the subsidiary banks can pay to the Corporation without regulatory approval. The approval of the Comptroller is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by the Comptroller, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. Comparable prohibitions on the declaration of dividends are imposed by the Alabama Banking Code, the

Florida Financial Institutions Code, the North Carolina Banking Code, the South Carolina Banking Code, the Tennessee Banking Code, the Financial Institution Code of Georgia and the Mississippi Banking Code. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its loan losses and bad debts. For this purpose, bad debts are defined to include, generally, the principal amount of loans which are in arrears with respect to interest by six months or more or are past due as to payment of principal (in each case to the extent that such debts are in excess of the reserve for possible credit losses). Under the foregoing laws and regulations, at June 30, 1995, approximately $254.1 million was available for payment of dividends to the Company by its bank subsidiaries during the final two quarters of 1995. The payment of dividends by any subsidiary bank may also be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank. In addition to the foregoing restrictions, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. Furthermore, the Comptroller also has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice.

RISK-BASED CAPITAL GUIDELINES

     Under the Federal Reserve Board's risk-based capital guidelines applicable to the Corporation, the minimum ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. To be considered a "well capitalized" bank under the guidelines, a bank must have a total risk-based capital ratio in excess of 10%. At December 31, 1994, all of the Corporation's subsidiary banks were considered "well capitalized." At least half of the total capital is to be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, after subtracting goodwill, and certain other adjustments ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock not qualifying for Tier 1 capital and a limited amount of loan loss reserves ("Tier 2 capital"). The Company's national banking subsidiaries are subject to similar capital requirements adopted by the Comptroller, and its state non-member bank subsidiaries are subject to similar capital requirements adopted by the FDIC. In addition, the Federal Reserve Board, the Comptroller and the FDIC have adopted a minimum leverage ratio (Tier 1 capital to total assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of at least 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets. On December 31, 1994, the Corporation had a Tier 1 capital ratio of 7.68%, a total risk-based capital ratio of 11.71% and a leverage ratio of 6.10%.

     Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

FDICIA CAPITAL REQUIREMENTS

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depositary institution regulatory and funding provisions of the Federal Deposit Insurance Act as well as several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take prompt corrective action in respect of depositary institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critically undercapitalized level occurs where tangible equity is less than 2% of total tangible assets or less than 65% of the minimum leverage ratio to be prescribed by regulation (except to the extent that 2% would be higher than such 65% level). A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions became subject to restrictions on borrowing from the Federal Reserve System, effective as of December 19, 1993. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

SOURCE OF STRENGTH

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking subsidiary of the Corporation or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of the Corporation may be assessed for the FDIC's loss, subject to certain exceptions.

THE RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT

     In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") became law. The Interstate Banking Act has two major provisions regarding the merger, acquisition and operation of banks across state lines. First it provides that effective September 29, 1995, adequately capitalized and managed bank holding companies will be permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks will be preempted as of the effective date. States cannot enact laws opting out of this provision; however, states may adopt a minimum restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that would result in the acquirer controlling 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirers, and the federal deposit caps apply only to initial entry acquisitions.

     In addition to the foregoing, the Interstate Banking Act provides that as of June 1, 1997, adequately capitalized and managed banks will be able to engage in interstate branching by merging banks in different states. However, unlike the interstate banking provision, states may opt out of the application of this provision by enacting specific legislation before June 1, 1997. If a state does not opt-out, banks will be required to comply with the state's provisions with respect to branching across state lines.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on the Corporation and its subsidiaries, however, cannot be determined at this time.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any applicable Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Senior Securities will be issued under an Indenture (the "Senior Indenture") between the Corporation and a Trustee to be named in any applicable Prospectus Supplement (the "Senior Debt Trustee"). The Subordinated Securities will be issued under an Indenture (the "Subordinated Indenture") between the Corporation and a Trustee to be named in any applicable Prospectus Supplement (the "Subordinated Debt Trustee"). Copies of the forms of Senior Indenture and the Subordinated Indenture (collectively, the "Indentures") are filed as exhibits to this Registration Statement.

     The following summaries of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures, including the applicable definitions therein of certain terms used in this Prospectus. All capitalized terms not defined in this Prospectus shall have the definitions ascribed to them in the Indentures.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Corporation. The Indentures do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. The amount of Debt Securities that may be offered and sold pursuant to this Prospectus, however, is limited to the aggregate initial offering price of the securities registered under the Registration Statement of which this Prospectus forms a part.

     Any applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (l) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities may be issued and are or will be payable; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue; (5) the date or dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for any such Interest Payment Dates, and the extent to which, or the manner in which, any interest payable on a temporary or permanent global Debt Security ("Global Notes") on an Interest Payment Date will be paid if other than in the manner described under the heading "Global Notes" below;
(6) each office or agency where, subject to the terms of the relevant Indenture as described below under "Payment and Paying Agents," the principal of, and premium, if any, and any interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the relevant Indenture as described below under "Denominations, Registration and Transfer", the Offered Debt Securities may be presented for registration of transfer or exchange and, if applicable, conversion; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed at the option of the Corporation; (8) the obligation or option, if any, of the Corporation to redeem, to repay or purchase the Offered Debt Securities pursuant to any sinking fund or similar provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased pursuant to any such obligation; (9) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of section 1273(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder and the amount of such discount; (10) provisions, if any, for the defeasance of the Offered Debt Securities; (11) whether the Offered Debt Securities are to be issued as Registered Securities or Bearer Securities, or both, and if Bearer Securities are issued, whether Coupons will be attached thereto, whether Bearer Securities may be exchanged for Registered Securities and the circumstances and places for such exchange, if permitted, and any United States tax consequences to foreign investors in Offered Debt Securities; (12) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent Global Notes in registered or bearer form and, if so, the identity of the depositary, if any, for such Global Note or Notes; (13) any provisions for payment of additional amounts for taxes, and any provisions for redemption in the event the Corporation must comply with reporting requirements in respect of an Offered Debt Security other than a Floating Rate Security ("Affected Security") or must pay such additional amounts in respect of any Offered Debt Security; (14) if other than in U.S. Dollars, the Foreign Currency or Currencies in which the Debt Securities may be denominated and the principal of, and premium, if any, and any interest on the Offered Debt Securities shall or may be paid and, if applicable, whether at the election of the Corporation and/or the Holder, and the conditions and manner of determining the exchange rate or rates;
(15) any index used to determine the amount of payment of principal of and premium, if any, and any interest on the Offered Debt Securities; (16) the applicable Overdue Rate, if any; (17) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (18) the priority of payment of such Offered Debt Securities; and (19) any other detailed terms and provisions of the Offered Debt Securities which are not inconsistent with the relevant Indenture. Any applicable Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities and terms relevant to Offered Debt Securities denominated in a Currency other than U.S. Dollars.

     Debt Securities may be issued as Discount Securities to be sold at a substantial discount below their principal amount. Discount Securities mean any Debt Securities issued with an "original issue discount" within the meaning of
Section 1273(a) of the Code and the regulations thereunder. Special United States income tax and other considerations applicable to Discount Securities will be described in any applicable Prospectus Supplement relating thereto. Discount Securities may provide for the declaration of acceleration of the Maturity of an amount less than the principal amount thereof upon the occurrence of an Event of Default and the continuation thereof.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Each Debt Security may be denominated in U.S. Dollars or in other currencies, European Currency Units ("ECU") or other composite currencies (the "Specified Currency"), all as set forth in any applicable Prospectus Supplement. See "Currency Risks."

     Debt Securities of a series may be issuable as Registered Securities, as Bearer Securities with or without Coupons attached or as both Registered Securities and Bearer Securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more Global Notes, as described below under "Global Notes." Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, the Debt Securities will be issuable as Registered Securities without Coupons and in denominations (a) if denominated in U.S. Dollars, of $1,000 or any integral multiple thereof, or (b) if denominated in a Specified Currency other than U.S. Dollars, as set forth in the applicable Prospectus Supplement. One or more Global Notes may be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Note or Notes.

     In connection with the sale during the restricted period (referred to under "Limitations on Issuance of Bearer Securities"), no Bearer Security may be mailed or otherwise delivered to any location in the United States (as defined under "Limitations on Issuance of Bearer Securities") and a Bearer Security may be delivered only if the Person entitled to receive such Bearer Security furnishes written certification, in the form required by the applicable Indenture, to the effect that such Bearer Security is not owned by or on behalf of a U.S. Person (as defined under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is owned by or on behalf of a U.S. Person, that such U.S. Person (i) acquired and holds such Bearer Securities through a foreign branch of a financial institution, (ii) is a financial institution purchasing for its own accounts and, in the case of either (i) or (ii), such financial institution agrees to comply with the requirements of Section 165(j)
(3) (A), (B) or (C) of the Code and the regulations thereunder, or (iii) is a financial institution purchasing for resale during the restricted period only to non-U.S. Persons outside the United States. See "Global Notes -- Bearer Debt Securities" and "Limitations on Issuance of Bearer Securities."

     Registered Securities of any series (other than a Global Note) will be exchangeable for other Registered Securities of the same series and a like aggregate principal amount and tenor of different authorized denominations. In addition, if so provided in any applicable Prospectus Supplement, Bearer Securities of any series which are registrable as to principal and interest may, at the option of the Holder and subject to the terms of the applicable Indenture, be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Any Bearer Security surrendered for exchange shall be surrendered with all unmatured Coupons and all matured Coupons in default except that any Bearer Security surrendered in exchange for a Registered Security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the Coupon relating to such date for payment of interest and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such Coupon when due in accordance with the terms of the applicable Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

     Debt Securities may be presented for exchange as provided above, and Registered Securities (other than Global Notes) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or co-Security Registrar designated by the Corporation for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or co-Security Registrar being satisfied with the documents of title and identity of the person making the request. The Corporation has appointed the Senior Debt Trustee and the Subordinated Debt Trustee (the Senior Debt Trustee and the Subordinated Debt Trustee are herein collectively referred to as the "Trustees") as Security Registrars in respect of Debt Securities issued under the Senior Indenture and the Subordinated Indenture respectively.

CURRENCY RISKS

     Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity. These risks will vary depending upon the Currency or Currencies involved and will be more fully described in any applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in any applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Corporation may designate from time to time. Unless otherwise indicated in any applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the Coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Corporation in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or Coupons pursuant to presentation to the Corporation or its designated Paying Agents within the United States or the making of any other demand for payment to the Corporation or its designated Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of, and premium, if any, and interest on Bearer Securities denominated and payable in U.S. Dollars will be made at the office of the Corporation's Paying Agent in the City of New York if (but only if) payment of the full amount thereof in

U.S. Dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless otherwise indicated in any applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Corporation may designate from time to time, except that at the option of the Corporation payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto. Unless otherwise indicated in any applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in any applicable Prospectus Supplement, the relevant Trustee will act as the Corporation's sole Paying Agent through its principal office in The City of New York, with respect to Offered Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and other Paying Agents in the United States initially designated by the Corporation for the Offered Debt Securities will be named in any applicable Prospectus Supplement. The Corporation may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Corporation will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable as Bearer Securities, the Corporation will be required to maintain (i) a Paying Agent in The City of New York for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Corporation will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series.

     All monies paid by the Corporation to the Trustees or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Securities which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Corporation and the Holder of such Debt Securities or any Coupon will thereafter look only to the Corporation for payment thereof.

GLOBAL NOTES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States (a "U.S. Depositary") or a common depositary located outside the United States (a "Common Depositary") identified in any applicable Prospectus Supplement relating to such series. Global Notes may be issued in either registered or bearer form and in either temporary or permanent form.

     The specific terms of the depositary arrangement with respect to any Offered Debt Securities of a series will be described in any applicable Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

  Book-Entry Debt Securities

     Unless otherwise specified in any applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Note to be deposited with or on behalf of a U.S. Depositary will be represented by a Global Note registered in the name of such depositary or its nominee. Upon the issuance of a Global
Note in registered form, the U.S. Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such depositary or its nominee ("Participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Corporation if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in such Global Notes will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests by Participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the U.S. Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

     So long as the U.S. Depositary for a Global Note in registered form, or its nominee, is the registered owner of such Global Note, such depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Note for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture.

     Payment of principal of, premium, if any, and any interest on Debt Securities registered in the name of or held by a U.S. Depositary or its nominee will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Note representing such Debt Securities. None of the Corporation, the Trustees, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Corporation expects that the U. S. Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Note, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such depositary. The Corporation also expects that payments by Participants to owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     A Global Note may not be transferred except as a whole by the U.S. Depositary for such Global Note to or among a nominee or a successor. If a U.S. Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Corporation within ninety days, the Corporation will issue Debt Securities in definitive registered form in exchange for the Global Note or Global Notes representing such Debt Securities. In addition, the Corporation may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Notes and, in such event, will issue Debt Securities in definitive form in exchange for the Global Note or Global Notes representing such Debt Securities. Further, if the Corporation so specifies with respect to Debt Securities of a series, an owner of a beneficial interest in a Global Note representing Debt Securities of such series may, on terms acceptable to the Corporation and the U.S. Depositary, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations in any applicable Prospectus Supplement relating to such Offered Debt Securities. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

  Bearer Debt Securities

     Unless otherwise specified in any applicable Prospectus Supplement, all Bearer Securities of a series initially will be issued in the form of a single temporary Global Note, to be deposited with a Common Depositary in London for the operator of the Euro-clear System ("Euro-clear Operator") or CEDEL, S.A. ("CEDEL") for credit to the designated accounts. Commencing 40 days after the issue date of a temporary Global Note, the Debt Securities represented by such temporary Global Note will be exchangeable for definitive Debt Securities or for interests in a permanent Global Note, without interest Coupons, representing Debt Securities having the same interest rate and Stated Maturity but in each such case only upon written certification in the form and to the effect described above under "Denominations, Registration and Transfer." The beneficial owner of a Debt Security represented by a temporary Global Note or a permanent Global Note, on or after the applicable exchange date and upon 30 days' notice to the relevant Trustee given through the Euro-clear Operator or CEDEL, may exchange its interest for definitive Bearer Securities or definitive Registered Securities of any authorized denomination. No Bearer Security delivered in exchange for a portion of a temporary Global Note or a permanent Global Note shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

     Unless otherwise specified in any applicable Prospectus Supplement, interest in respect of any portion of a temporary Global Note payable in respect of an Interest Payment Date occurring prior to the date on which Debt Securities represented by such temporary Global Note are exchangeable for definitive Debt Securities or for interests in a permanent Global Note will be paid to each of the Euro-clear Operator and CEDEL with respect to the portion of the temporary Global Note held for its account. Each of the Euro-clear Operator and CEDEL, will undertake in such circumstances to credit such interest received by it in respect of a temporary Global Note to the respective accounts for which it holds such temporary Global Note only upon receipt in each case of written certification in the form and to the effect described above under "Denominations, Registration and Transfer."

LIMITATIONS ON THE CORPORATION AND CERTAIN SUBSIDIARIES

     The Indentures prohibit the sale, assignment, transfer or other disposition of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Major Constituent Bank, and further prohibits a Major Constituent Bank from issuing any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, such Voting Stock, if, after giving effect to the transaction and to the issuance of the maximum number of shares of Voting Stock issuable upon all such convertible securities, options, warrants or rights, the Major Constituent Bank would cease to be a Controlled Subsidiary, as provided in the Indentures. The Indentures further prohibit the merger or consolidation of any Major Constituent Bank with or into any other corporation, or the other disposition of all or substantially all of its properties and assets to any Person, if, after giving effect to such transaction, its successor in the merger or consolidation, or the person that acquires all or substantially all of its assets or properties will become a Controlled Subsidiary; provided, however, that the Corporation may sell, assign, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Major Constituent Bank,
(i) in compliance with an order of a court or regulatory authority of competent jurisdiction; or (ii) where the proceeds, if any, from such sale, assignment or disposition are, within a reasonable period of time, invested in any Controlled Subsidiary engaged in the banking business or any other business in which bank holding companies may legally engage, pursuant to an understanding or agreement in principle reached at the time of such sale, assignment or disposition.

SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Corporation and will rank pari passu with all outstanding unsecured, senior indebtedness of the Corporation.

EVENTS OF DEFAULT

     The following are Events of Default under the Senior Indenture with respect to Senior Securities of any series: (a) default in the payment of any interest on any Senior Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of or any premium on any Senior Security of such series at its maturity; (c) default in the deposit of any sinking fund payment, when and as due by the terms of any Senior Security of that series; (d) failure of the Corporation, subject to the terms of the Indenture, to perform any other covenant of the Corporation in the Senior Indenture unless the Holders of majority in principal of outstanding Senior Securities waives compliance with such covenant; (e) default in the performance, or breach, of any covenant or warranty of the Corporation (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), and continuance of such default or breach for 90 days after written notice as provided in such Indenture; (f) certain events involving bankruptcy, insolvency or reorganization of the Corporation or a Major Constituent Bank whether voluntary or involuntary; (g) indebtedness for borrowed money of the Corporation or any Major Constituent Bank in excess of $5,000,000 (whether such indebtedness now exists or is hereafter created) is not paid at final maturity or becomes or is declared due and payable prior to the date or dates on which such indebtedness would otherwise have become due and payable as a result of the occurrence of one or more events of default as defined in any mortgages, indentures, or instruments under which such indebtedness may have been issued or by which such indebtedness may have been secured ("acceleration"), and such failure at final maturity to pay or acceleration or accelerations, as the case may be, shall not be rescinded, annulled, or cured prior to the expiration of 30 days after the date such failure to pay at final maturity or acceleration or accelerations occurred; and (h) any other event of default provided for with respect to Debt Securities of that series.

     If any Event of Default (other than an Event of Default specified in clause
(f) above) occurs and is continuing with respect to Senior Securities of any series at the time outstanding, either the Senior Debt Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately in the Currency in which such Senior Securities are denominated. If an Event of Default specified in clause (f) above occurs, such principal amount shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after a declaration of acceleration with respect to Senior Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Senior Indenture provides that upon the occurrence of an Event of Default specified in items (a), (b) or (c) above, the Corporation will, upon demand of the Senior Debt Trustee, pay to the Senior Debt Trustee, for the benefit of the Holder of any such Senior Security, the whole amount then due and payable on such Senior Securities or matured Coupons for principal, premium, if any, and interest. The Senior Indenture further provides that if the Corporation fails to pay such amount forthwith upon such demand, the Senior Debt Trustee may, among other things, institute a judicial proceeding for the collection thereof.

SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of the Corporation and will rank pari passu with all outstanding, unsecured, subordinated indebtedness of the Corporation. Any applicable Prospectus Supplement relating to a series of Subordinated Securities will set forth the aggregate amount of outstanding indebtedness of the Corporation as of the most recent practicable date that by the terms of such debt securities would be senior to such Subordinated Securities and any limitation on the issuance of additional senior indebtedness.

  Subordination

     The Subordinated Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Corporation. In the event that the Corporation shall default in the payment of any principal of or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of or interest on the Subordinated Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Securities. "Senior Indebtedness" means (i) any obligation of the Corporation to its creditors whether now outstanding or subsequently incurred, as to which, in the creating instrument, it is provided that such obligation is Senior Indebtedness, (ii) the Corporation's 8 5/8% Subordinated Notes due May 15, 2004, (iii) the Corporation's 7% Debentures due May 15, 2003, and (iv) the Corporation's 7 5/8% Subordinated Notes due May 1, 2004.

     In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Corporation, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding up of the Corporation, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by the Corporation for the benefit of creditors or (iv) any other marshalling of the assets of the Corporation, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of or interest on the Subordinated Securities. In such event, any payment or distribution on account of the principal of or interest on the Subordinated Securities, whether in cash, securities or other property (other than securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. If any payment or distribution on account of the principal of or interest on the Subordinated Securities of any character or any security, whether in cash, securities or other property (other than securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by any Holder of any Subordinated Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the Holders of Subordinated Securities, together with the holders of any obligations of the Corporation ranking on a parity with the Subordinated Securities, will be entitled to be repaid from the remaining assets of the Corporation the amounts at that time due and owing on account of unpaid principal of or any premium and interest on the Subordinated Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Corporation ranking junior to the Subordinated Securities and such other obligations. By reason of such subordination, in the event of the insolvency of the Corporation, holders of Senior Indebtedness may receive more, ratably, and Holders of the Subordinated Securities having a claim pursuant to such Subordinated Securities may receive less, ratably, than the other creditors of the Corporation. Such subordination will not prevent the occurrence of an Event of Default in respect of the

Subordinated Securities. See "Events of Default and Limited Rights of Acceleration" for limitations on the right of acceleration.

  Events of Default and Limited Rights of Acceleration

     The Subordinated Indenture defines an Event of Default as being certain events involving the bankruptcy, insolvency or reorganization of the Corporation and, if specified in the resolution adopted by the Board of Directors with respect to a series, certain other events. If an Event of Default occurs and is continuing, either the Subordinated Debt Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Securities of that series (or, if the Subordinated Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of the series) may declare the principal amount of all the Subordinated Securities of that series to be due and payable immediately in the Currency in which such Subordinated Securities are denominated. The foregoing provision would be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature of the rights of the Holders of the Subordinated Securities. At any time after a declaration of acceleration with respect to the Subordinated Securities has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of outstanding Subordinated Securities may, under certain circumstances, rescind and annul such acceleration.

     Any applicable Prospectus Supplement relating to a series of Subordinated Securities may provide for a right of acceleration of the payment of principal of the Subordinated Securities, or certain series thereof, upon a default in the payment of principal or interest or in the performance of any covenant or agreement in the Subordinated Securities or Subordinated Indenture. If not so provided, in the event of a default in the payment of principal or accrued interest or the performance of any covenant or agreement in the Subordinated Securities or Subordinated Indenture, the Subordinated Debt Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal or accrued interest or the performance of such covenant or agreement.

MISCELLANEOUS RIGHTS AND OBLIGATIONS OF TRUSTEES

     The Indentures provide that, subject to the duty of the Trustees during default to act with the required standard of care, the respective Trustee will be under no obligation to exercise any of its rights or powers under the relevant Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity against costs, expenses and liabilities which might be incurred by such Trustee. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the relevant Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series.

     The Corporation is required to furnish the Trustees annually with a statement as to the performance by the Corporation of certain of its obligations under the relevant Indentures and as to any default in such performance and to file with the relevant Trustee written notice of the occurrence of any default or Event of Default within ten business days of the Corporation becoming aware of such default or Event of Default.

MODIFICATION AND WAIVER

     Modifications of and amendments to an Indenture may be made by the Corporation and the relevant Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment voting separately; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of a Discount Security payable upon acceleration of the Maturity thereof, (d) change the Currency in which principal of, or any premium or interest on, any Debt Security is denominated or payable,
(e) adversely affect the right of repayment or repurchase, if any, at the option of the Holder, (f) reduce the amount of or postpone the date fixed for any payment under any sinking fund or similar provisions, (g) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (h) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the relevant Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults, (i) limit the obligation of the Corporation to maintain a paying agency outside the United States for Bearer Securities, (j) limit the obligation of the Corporation to redeem an Affected Security, or (k) modify the provisions of an Indenture relating to the modification of the Indenture, or the circumstances under which the Holders may waive past defaults by and certain covenants of the Corporation.

     The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Corporation with certain covenants of the relevant Indenture and any Event of Default resulting in acceleration of such Debt Securities in specified circumstances. The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the relevant Indenture with respect to Debt Securities of that series, except a default, (i) in the payment of principal, premium, if any, or interest or in the payment of any sinking fund installment or analogous obligation, or (ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holders of each Outstanding Debt Security affected thereby.

     The Corporation may, with the consent of its Board of Directors and the Trustee, change the terms of an Indenture through an indenture supplement without the consent of any Holders only for the following purposes: (i) to evidence the succession of another corporation to the Corporation and the assumption by any such successor of the covenants of the Corporation under the relevant Indenture; (ii) to add to the covenants of the Corporation for the benefit of the Holders or to surrender any right or power herein conferred upon the Corporation; (iii) to add any additional Events of Default; (iv) to add to or change any of the provisions of the relevant Indenture to facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any of the relevant Indenture's provisions, provided that there are no Debt Securities outstanding which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to supplement any of the provisions of the relevant Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Debt Securities provided that any such action shall not adversely affect the interests of the Holders of Debt Securities of such series or any other series of Debt Securities; (viii) to establish the form or terms of the Debt Securities and Coupons, if any, as permitted by the relevant Indenture; (ix) to evidence and provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the relevant Indenture by more than one Trustee; (x) to make any modifications, amendments or supplements to any provisions herein which modifications, amendments or supplements are required pursuant to any amendment of the Trust Indenture Act of 1939 enacted, or any of the rules promulgated thereunder, after the date hereof; and (xi) to cure any ambiguity, any defect or any inconsistent provision, provided such action shall not adversely affect the Holders' interests in any material respect.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Both Indentures provide that the Corporation shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially to any Person, and shall not permit any person to consolidate with or merge into the Corporation or convey, transfer or lease its properties and assets substantially to the Corporation, unless (i) the corporation into which the Corporation is merged or consolidated or to which substantially all of the Corporation's assets or properties are conveyed, transferred or leased, or the corporation resulting from such merger or consolidation, expressly assumes the payment of the principal (and premium, if any) and interest on all the Debt Securities and the performance of every covenant of the Indentures; (ii) no Event of Default, and no event which after notice of lapse of time, or both, would become an Event of Default, shall happen or be continuing upon the occurrence of such transaction; (iii) the Corporation formed by such consolidation or into which the Corporation shall have been merged or the Person to which such sale, lease or other disposition shall have been made is a banking institution or a bank holding company subject to Federal or State authority; and (iv) the Corporation delivers to the respective Trustee an Officers' Certificate and an Opinion of Counsel stating that the consolidation, merger, conveyance, transfer or lease required in connection with such transaction, and the supplemental indenture, if any, complies with the Indentures and all conditions precedent have been complied with.

DEFEASANCE

     If so specified in any applicable Prospectus Supplement with respect to the Offered Debt Securities of any series, the Corporation, at its option, (i) will be discharged from any and all obligations in respect of the Offered Debt Securities of such series (except for certain obligations to register the transfer or exchange of Offered Debt Securities of such series, to replace stolen, lost or mutilated Offered Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) or (ii) will not be subject to provisions of the relevant Indenture concerning limitations upon the disposition of Voting Stock of Major Constituent Banks, and the consolidation, merger and sale of assets in each case if the Corporation deposits with the relevant Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal, premium, if any, and interest on the Offered Debt Securities of such series on the dates such payments are due in accordance with the terms of such Offered Debt Securities. To exercise either such option, the Corporation is required, among other things, to deliver to the relevant Trustee an opinion of counsel to the effect that (1) the Corporation has received from or there has been published by the United States Internal Revenue Service a ruling to the effect that the deposit and related defeasance would not cause the Holders of the Offered Debt Securities of such series to recognize income, gain or loss for United States income tax purposes and (2) if the Offered Debt Securities of such series are then listed on any national securities exchange, such Offered Debt Securities would not be delisted from such exchange as a result of the exercise of such option. Notwithstanding the foregoing, no discharge or defeasance described above shall affect the obligations, if applicable, of the Corporation with respect to the conversion of Debt Securities of a given series into Common Stock.

NOTICES

     Except as otherwise provided in the Indentures, notices to Holders of Bearer Securities will be given by publication at least twice in a daily newspaper in The City of New York and, if Debt Securities of such series are then listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, in a daily newspaper in London or Luxembourg or any other required city located outside the United States, as the case may be, or, if not practicable, elsewhere in Europe. Notices to Holders of Registered Securities will be given by mail to the address of such Holders as they appear in the Security Register.

GOVERNING LAW

     The Indentures, the Offered Securities and the Coupons, if any, will be governed by, and construed in accordance with, the laws of the State of New York. A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a Foreign Currency, ordinarily will be rendered only in U.S. Dollars.

REGARDING THE TRUSTEES

     The Corporation and certain subsidiaries from time to time may borrow from the Trustees, maintain deposit accounts and conduct other banking transactions with them in the ordinary course of their business.

U.S. FEDERAL TAXATION

     The Prospectus Supplement will contain a brief summary of the relevant United States federal income taxation laws applicable to the Offered Debt Securities.

                          DESCRIPTION OF CAPITAL STOCK

     The following summaries of the Preferred Stock and the Common Stock do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable provisions of the Delaware General Corporation Law and the Company's Restated Certificate of Incorporation, including the Certificate of Designation describing the Series A Junior Participating Preferred Stock, and the Corporation's Restated Bylaws.

     The authorized capital stock of the Corporation consists of 200,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As of June 30, 1995, 83,464,258 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were outstanding. As of December 31, 1994, 2,741,834 shares of Common Stock were reserved for issuance pursuant to employee benefit plans of the Corporation, and 90,812 were reserved for the conversion of convertible debentures assumed in connection with a 1988 acquisition by the Corporation. In addition, 500,000 shares of Preferred Stock designated as Series A Junior Participating Preferred Stock were reserved for issuance upon the exercise of certain rights described below under "Stockholders' Rights Plan."

     Since the Corporation is a holding company, the right of the Corporation, and hence the right of creditors and stockholders of the Corporation, to participate in any distribution of assets of any subsidiary (including SouthTrust Bank of Alabama, N.A.) upon its liquidation or reorganization or otherwise necessarily is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Corporation itself as a creditor of the subsidiary may be recognized.

DESCRIPTION OF PREFERRED STOCK

     The following descriptions of the terms of the Preferred Stock sets forth certain general items and provisions of the Preferred Stock to which any applicable Prospectus Supplement may relate. The specific terms of any series of the Preferred Stock offered by any applicable Prospectus Supplement will be described in any applicable Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in any applicable Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designations relating to each series of the Preferred Stock which will be filed with the Commission.

  General

     Under the Corporation's Restated Certificate of Incorporation, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in one or more series, by adoption of a resolution or resolutions providing for the issuance of such series and determining the relative rights and preferences of the shares of any such series with respect to the rate of dividend, call provisions, payments on liquidation, sinking fund provisions, conversion privileges and voting rights and whether the shares shall be cumulative, noncumulative or partially cumulative. The holders of the Preferred Stock would not have any preemptive right to subscribe for any shares issued by the Corporation. It is not possible to state the actual effect of the authorization and issuance of Preferred Stock upon the rights of holders of the Common Stock unless and until the Board of Directors determines the price and specific rights of the holders of a series of the Preferred Stock. Such effects might include, however, (i) restrictions on dividends on the Common Stock if dividends on Preferred Stock have not been paid; (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, or that any Preferred Stock series is convertible into Common Stock; (iii) dilution of the equity interest of the Common Stock unless the Preferred Stock is redeemed by the Corporation; and (iv) the Common Stock not being entitled to share in the Corporation's assets upon liquidation until satisfaction of any liquidation preference granted the Preferred Stock. While the ability of the Corporation to issue Preferred Stock is, in the judgment of the Corporation's Board of Directors, desirable in order to provide flexibility in connection with possible acquisitions and other corporate purposes, its issuance could impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Corporation.

     In connection with the adoption of the Stockholder's Rights Plan described below, the Corporation's Board of Directors designated 500,000 shares of the Corporation's authorized but unissued Preferred Stock as Series A Junior Participating Stock (which has been previously referred to as the "Series A Preferred Stock"). The terms of the Series A Preferred Stock are such that one share of Series A Preferred Stock will be approximately equivalent in terms of dividend and voting rights to 100 shares of Common Stock. No shares of Series A Preferred Stock have been issued as of the date of the Prospectus.

DESCRIPTION OF COMMON STOCK

  Dividend Rights

     Subject to any prior rights of any Preferred Stock of the Corporation outstanding, holders of the Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Under Delaware law, the Corporation may pay dividends out of surplus (whether capital surplus or earned surplus) or net profits for the fiscal year in which declared or for the preceding fiscal year, even if its surplus accounts are in a deficit position. The sources of funds for payment of dividends by the Corporation are its subsidiaries. Because its primary subsidiaries are banks, payments made by such subsidiaries to the Corporation are limited by law and regulations of the bank regulatory authorities. See "Regulatory Matters."

  Voting Rights and Other Matters

     The holders of the Common Stock are entitled to one vote per share on all matters brought before the stockholders. The holders of the Common Stock do not have the right to cumulate their shares of Common Stock in the election of directors. The Restated Certificate of Incorporation of the Corporation provides that in the event of a transaction or a series of transactions with an Interested Stockholder (generally defined as a holder of more than 10% of the voting stock of the Corporation or an affiliate of such a holder) pursuant to which the Corporation would be merged into or with another corporation or securities of the Corporation would be issued in a transaction which would permit control of the Corporation to pass to another entity, or similar transactions having the same effect, approval of such transactions requires the vote of the holders of 70% of the voting power of the outstanding voting securities of the Corporation, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the stockholders by a majority of the members of the Board of Directors who are unaffiliated with the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder.

     The Common Stock does not have any conversion rights, nor are there any redemption or sinking fund provisions applicable thereto. Holders of Common Stock are not entitled to any preemptive rights.

  Liquidation Rights

     In the event of liquidation, holders of the Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any Preferred Stock hereafter issued by the Corporation.

  Provisions With Respect to Board of Directors

     The Restated Certificate of Incorporation of the Corporation provides that the members of the Board of Directors are divided into three classes as nearly equal in number as possible. Each class is elected for a three-year term. At each Annual Meeting of Stockholders, roughly one-third of the members of the Board of

Directors will be elected for a three-year term. The other directors will remain in office until their three year terms expire. Therefore, control of the Board of Directors cannot be changed in one year, and at least two annual meetings must be held before a majority of the members of the Board of Directors can be changed.

  Special Vote Requirements for Certain Amendments to Restated Certificate of Incorporation

     The General Corporation law of the State of Delaware and the Restated Certificate of Incorporation and Bylaws of the Corporation provide that a director, or the entire Board of Directors, may be removed by the stockholders only for cause. The Restated Certificate of Incorporation and Bylaws of the Corporation also provide that the affirmative vote of the holders of at least 70% of the voting power of the outstanding capital stock entitled to vote for the election of directors is required to remove a director or the entire Board of Directors from office. Certain portions of the Restated Certificate of Incorporation of the Corporation described in certain of the preceding paragraphs, including those related to business combinations and the classified Board of Directors, may be amended only by the affirmative vote of the holders of 70% of the outstanding voting stock of the Corporation.

  Possible Effect of Special Provisions

     Certain of the provisions contained in the Restated Certificate of Incorporation and Bylaws of the Corporation described above have the effect of making it more difficult to change the Board of Directors, and may make the Board of Directors less responsive to stockholder control. These provisions also may tend to discourage attempts by third parties to acquire the Corporation, and, as a result, may adversely affect the price that a potential purchaser would be willing to pay for the capital stock of the Corporation, thereby reducing the amount a stockholder might realize in, for example, a tender offer for the capital stock of the Corporation.

  Stockholders' Rights Plan

     On February 22, 1989, the Board of Directors of the Company declared a dividend to holders of Common Stock of record on March 6, 1989 (the "Record Date") of one right (a "Right"; collectively, the "Rights") for, and to be attached to, each share of Common Stock outstanding on the Record Date. Each Right entitles the holder thereof to purchase from the Company one one-hundredth of a share of Preferred Stock designated as the Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at a purchase price of $75.00 (the "Purchase Price"). Such resolutions also provide that as long as the Rights are attached to shares of Common Stock as provided in the Rights Agreement referred to below, the appropriate number of Rights shall be issued with each share of Common Stock issued after March 6, 1989. The number of Rights attached to or to be issued with each share of SouthTrust Common Stock as well as the redemption price for each such Right, were appropriately decreased as a result of a three-for-two stock split effected by SouthTrust on January 24, 1992, and a three-for-two stock split effected by SouthTrust on May 19, 1993. Accordingly, at the present time four-ninths of a Right is attached to each share of SouthTrust Common Stock.

     The Rights will expire on February 22, 1999, unless redeemed earlier, and will not be exercisable or transferable separately from the shares of Common Stock until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person (an "Acquiring Person") or any associate or affiliate of an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"); or (ii) the tenth day following commencement of a tender or exchange offer which would result in the ownership of 20% or more of the outstanding Common Stock; or (iii) the tenth day after the Board of Directors declares, upon a determination by at least a majority of the Corporation's independent directors, that a person, alone or with affiliates and associates (an "Adverse Person"), has become the beneficial owner of a substantial amount (not to be less than 10%) of outstanding Common Stock and that such person's ownership either is intended to cause the Corporation to take action adverse to its long-term interests or may cause a material adverse impact on the Corporation to the detriment of the Corporation's Stockholders.

     In the event that (i) the Board of Directors determines that a person is an Adverse Person; (ii) the Corporation is the surviving corporation in a merger with an Acquiring Person and the Corporation's Common

Stock remains outstanding and unchanged and is not exchanged for securities of the Acquiring Person or other property; (iii) an Acquiring Person receives a financial benefit or advantage, through certain self-dealing transactions involving the Corporation, greater than that received by other stockholders of the Corporation or that which would have resulted from arms-length negotiations;
(iv) a person becomes the beneficial owner of 30% or more of the outstanding Common Stock of the Corporation (except pursuant to a "Fair Offer" as determined by the independent directors); or (v) while there is an Acquiring Person, an event involving the Corporation or any of its subsidiaries occurs which results in the Acquiring Person's proportionate ownership interest being increased by more than 1%, each holder of a Right will have the right to receive, upon payment of the Purchase Price, in lieu of Series A Preferred Stock, a number of shares of Common Stock (or, in certain circumstances, cash or other property) having a value equal to twice the Purchase Price. Rights are not exercisable following the occurrence of any of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed by the Corporation as described below. Notwithstanding the foregoing, after the occurrence of any of the events set forth in this paragraph, Rights that are (or, under certain circumstance, Rights that were) beneficially owned by an Acquiring Person or an Adverse Person will be null and void.

     Unless the Rights are redeemed earlier, if, after the Distribution Date, the Corporation is acquired in a merger or other business combination in which the Corporation is not the surviving corporation or in which Common Stock is changed into or exchanged for securities of any other person or other property (other than a merger which follows a Fair Offer) or 50% or more of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) are sold or transferred, the Rights Agreement provides that each holder of record of a Right will from and after the time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has value equal to twice the Purchase Price.

     At any time until ten days following the Stock Acquisition Date (subject to certain provisions requiring action by a majority of the Disinterested Directors, as defined in the Rights Agreement), the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Prior to the Distribution Date, the Corporation may, except with respect to the Purchase Price, redemption price or date of expiration of the Rights, amend the Rights in any manner. At any time after the Distribution Date, the Corporation may amend the Rights in any manner that does not adversely affect the interest of holders of the Rights as such.

     The Rights have certain anti-takeover effects and may adversely affect a third party's attempt to acquire the Corporation. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Corporation since, among other things, the Board of Directors may, at its option, under certain circumstances, redeem all but not less than all of the then outstanding Rights at $.01 per Right.

     The foregoing description of the Rights and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between the Corporation and Mellon Bank, N.A., as Rights Agent, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Certificate of Designation for the Series A Preferred Stock.

  Transfer Agent

     The transfer agent for the Common Stock is Mellon Securities Trust Company.

                  LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered or sold during the restricted period (as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury Regulations, which is generally the first 40 days after the closing date, and with respect to unsold allotments, until sold) or delivered in connection with a sale during the restricted period, directly or indirectly, in the United States or to U.S. Persons other than to foreign branches of United States financial institutions (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)) purchasing for their own account or for resale during the restricted period, which institutions agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the regulations thereunder. A sale of Bearer Securities may be made during the restricted period to a United States Person who acquired and holds the Bearer Security through a foreign branch of the United States Financial Institution that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) and the regulations thereunder. Any underwriters, agents and dealers participating in the offering of Debt Securities, directly or indirectly, must agree that they will not offer or sell, directly or indirectly, any Bearer Securities in the United States or to U.S. Persons (other than the financial institutions described above).

     Bearer Securities (other than temporary global securities) and any Coupons which may be detached therefrom will bear a legend substantially to the following effect: "Any United States Person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that a U.S. Person (other than a United States Financial Institution described above or a U.S. Person holding through such a financial institution) who holds Bearer Securities or Coupons appertaining thereto will not be allowed to deduct any loss realized on Bearer Securities and any gain (which might otherwise be characterized as capital gain) recognized on any sale or disposition (including the receipt of principal) of such Bearer Securities will be treated as ordinary income.

     Purchasers of Bearer Securities also may be affected by certain limitations under United States tax laws which will be described in an applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Corporation may sell the Offered Securities being offered hereby to underwriters or through agents or directly to purchasers. The applicable Prospectus Supplement will set forth the terms of the offering of the Offered Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom the Corporation has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the net proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchanges, if any, on which the Offered Securities will be listed. Dealer trading may take place in the Offered Securities, including Offered Securities not listed on any securities exchange.

     The Offered Securities may be purchased to be re-offered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters. The underwriter or underwriters with respect to an underwritten offering of the Offered Securities will be named in any applicable Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of any applicable Prospectus Supplement. Unless otherwise set forth in any applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and each of the underwriters with respect to a sale of Offered Securities will be obligated to purchase all of its allocated Offered Securities if any are purchased. Any initial public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Securities may be offered and sold by the Corporation, directly or through agents designated by the Corporation from time to time, which agents may be affiliates of the Corporation. Any agent involved in the offer and sale of the Offered Securities in respect of which this Prospectus is being delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in any applicable Prospectus Supplement. Unless otherwise indicated in any applicable Prospectus Supplement, any such agent will be acting on a reasonable effort basis for the period of its appointment.

     If so indicated in the applicable Prospectus Supplement, the Corporation may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Offered Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of Offered Securities not less than and, unless the Corporation otherwise agrees, the aggregate amount of Offered Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Corporation in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of Offered Securities will not be subject to any conditions except that (i) the purchase of Offered Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject; and (ii) any related sale of Offered Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of Offered Securities pursuant to Delayed Delivery Contracts accepted by the Corporation. The underwriters will not have any responsibility in respect of the validity of performance of Delayed Delivery Contracts.

     The Debt Securities and Preferred Stock will be new issues of securities with no established trading market. Any underwriters to whom such Debt Securities or Preferred Stock are sold by the Company for public offering and sale may make a market in such Debt Securities or Preferred Stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold and any discounts or commissions received by them from the Corporation and any profit realized by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act or to the contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     Underwriters, agents and their controlling persons may be entitled, under agreements entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

                                 LEGAL OPINIONS

     The legality of the Offered Securities being offered hereby will be passed upon for the Corporation by Bradley, Arant, Rose & White, Birmingham, Alabama, and, for the underwriters by Stroock & Stroock & Lavan, New York, New York. As of June 30, 1995, the partners and associates of Bradley, Arant, Rose & White beneficially owned approximately 1,600,000 shares of Common Stock of the Corporation.

                                    EXPERTS

     The consolidated financial statements of the Corporation and its subsidiaries incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, for the periods indicated in their reports thereon and have been incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

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NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
SouthTrust Corporation................   S-3
Use of Proceeds.......................   S-3
Capitalization........................   S-4
Market Price and Dividends............   S-5
Selected Financial Data...............   S-6
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   S-7
Underwriting..........................  S-12
Legal Opinions........................  S-12
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
SouthTrust Corporation................     3
Use of Proceeds.......................     4
Regulatory Matters....................     4
Description of Debt Securities........     7
Description of Capital Stock..........    18
Limitations on Issuance of
  Bearer Securities...................    21
Plan of Distribution..................    22
Legal Opinions........................    23
Experts...............................    23

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                                1,800,000 SHARES

                         SOUTHTRUST CORPORATION LOGO

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------
                              MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                           DEAN WITTER REYNOLDS INC.
                                         , 1997
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